Exhibit 99.1

NEWS RELEASE

CANADIAN SPACE AGENCY AND MDA SPACE CONCLUDE CONTRACT FOR REPLENISHMENT SATELLITE

VALUED AT $688M

MDA Space will design, build, test, launch and commission the next-generation sovereign satellite to be added to the existing Earth observation constellation.

Toronto, ON (June 24, 2026) — MDA Space Ltd. (TSX:MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, has been awarded a contract by the Canadian Space Agency (CSA) to supply an advanced, synthetic aperture radar (SAR) satellite that will operate with the RADARSAT Constellation Mission (RCM) satellites. In addition to the space segment, the contract provides for launch and the enhancement of the satellite ground control, security and data management systems. This follows an initial $44.7M contract to procure and deliver long lead parts awarded in December of last year.

A follow-on order to RCM which was built and launched by MDA Space in 2019, the new SAR satellite will be based on MDA CHORUSTM, the company’s new fourth generation of Earth observation technologies and capabilities. Now in its final integration phase before it is expected to launch late this year, MDA CHORUSTM will include day-night, all-weather broad surveillance area data across the globe that supports a wide range of critical services for Canadians. The RCM replenishment satellite is part of the Government of Canada’s $1,012 billion RADARSAT+ portfolio of activities, announced by the Government of Canada in October 2023, which will ensure the continuity of the RCM mission and bolster sovereign Earth observation capabilities.

“Every day, Canada and Canadians rely on critical Earth observation technology and data to improve maritime safety, surveil the Arctic, respond to natural disasters and monitor the environment,” said Mike Greenley, CEO of MDA Space. “By leveraging our significant commercial investments in MDA CHORUSTM, Canadians will benefit from world leading technologies developed right here in Canada to meet those vital needs.”

The satellite will be assembled, integrated and tested at the MDA Space facility in Montréal. The contract will be added to MDA Space’s backlog in the second quarter of fiscal 2026.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the company’s current expectations regarding future events. Such forward-looking information includes, but is not limited to, the ultimate supply and delivery timeline of the SAR satellite to the CSA and the capabilities of such satellite, the CSA’s operation of such satellite as part of the RCM satellites and its ability to bolster sovereign capabilities, the launch of the satellite and the enhancement of the satellite ground control, security and data management systems, and the functionality of MDA CHORUSTM. Forward-looking statements are based on certain assumptions and analyses made by MDA Space in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of MDA Space to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risks and uncertainties detailed under the “Risk Factors” section of MDA Space’s annual information form dated March 4, 2026.

Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this press release. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit mda.space.

MEDIA CONTACTS

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACTS

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space

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